January 6, 2012

Mr. Rufus Decker
Accounting Branch Chief
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re:	Gafisa S.A. (“Gafisa” or the “Company”)
Amendment to Form 20-F for the Fiscal Year Ended
December 31, 2009 (the “2009 20-F”)
Filed on March 10, 2010
Form 20-F for the Fiscal Year Ended December 31, 2010 (the “2010 20-F”)
File No. 001-33356

Dear Mr. Decker:

We acknowledge the staff’s request in its letter dated December 21, 2011 for the Company to file the 2009 20-F by January 6, 2012.  This letter serves to summarize our conversation with the staff on January 3, 2012, clarifying the challenges the Company has faced in finalizing the reaudit in connection with the restatement of the U.S. GAAP reconciliation footnote in its 2009 consolidated financial statements.  We appreciate the staff’s understanding as we continue to work through the matters summarized below.  For the reasons discussed below, the Company is unable to file the 2009 20-F and 2010 20-F at this time.  However, as mentioned to the staff, the Company proposes to furnish during the week of January 9, 2012, on Form 6-K, the 2009 20-F and the 2010 20-F with unaudited financial information in the form the Company expects to file the amended 2009 20-F and 2010 20-F once the respective audit reports are available.  The 2009 20-F and 2010 20-F will be filed on the proper forms with the audit reports and relevant certifications once audited financial statements are available, which the Company believes could take three to four months.

Summary of Past Events and Current Status

As described in the Company’s Form 12B-25 filed with the Commission on June 30, 2011, the Company’s delay in filing the 2010 Form 20-F is due to the identification by the Company of certain U.S. GAAP errors (collectively, the “Errors”) that have an effect on amounts disclosed in the Company’s U.S. GAAP reconciling footnote contained in its consolidated financial statements included in the 2009 20-F.  As detailed in the Company’s Form 6-K dated April 1, 2011, as amended, the Company has concluded that the Errors require a restatement of the 2009 consolidated financial statements.

As described in the Company’s Form 6-K dated June 27, 2011 (the “June 27 6-K”), because of the required restatement of the U.S. GAAP information in the Company’s 2009 consolidated financial statements, the Company’s independent auditors, Ernst & Young Terco Auditores Independentes S.S. (“Ernst & Young Terco”) advised the Company that the previously issued audit reports dated March 10, 2010 on the 2009 Gafisa consolidated financial statements could no longer be relied upon.

As detailed in the June 27 6-K, the Company’s 2009 consolidated financial statements had been audited by Terco Grant Thornton Auditores Independentes S.S. (“Terco”).  Terco and Ernst & Young Auditores Independentes S.S. (“Ernst & Young Brazil”) had merged in October 2010 to form Ernst & Young Terco.  The combined firm Ernst & Young Terco assumed responsibility for Terco’s previous audit work and audit opinions (including for Gafisa).

As further detailed in the June 27 6-K, prior to its merger with Terco, Ernst & Young Brazil provided certain internal audit services to the Company in connection with the preparation of the Company’s consolidated financial statements for both 2008 and 2009 and it was determined that the merged firm of Ernst & Young Terco could not be considered independent from the Company with respect to the restatement and related audit of the U.S. GAAP information in the Company’s 2009 consolidated financial statements and Ernst & Young Terco would be unable to report on the accompanying restated 2009 consolidated financial statements.

Accordingly, on June 27, 2011, Ernst & Young Terco resigned as Gafisa’s independent registered accounting firm with respect to 2009 only for purposes of the Company’s filings with the Commission.  However, Ernst & Young Terco remains the Company’s independent auditors with respect to 2009 for purposes of its Brazilian GAAP financial statements filed with the Brazilian securities commission and with respect to the Company’s ongoing reporting obligations with the Commission.

As stated in the Company’s Form 6-K dated July 7, 2011, in connection with the restatement of the U.S. GAAP information in its 2009 consolidated financial statements, the Company has engaged PricewaterhouseCoopers Auditores Independentes (“PwC”) as its independent registered public accounting firm to audit the 2009 consolidated financial statements to be filed with the Commission.

Ongoing Audit Delays

The Company and PwC have been working diligently together since PwC’s appointment in July 2011. However, the 2009 reaudit is being conducted for a period that ended over two years ago, and a substantial portion of the work involves Construtora Tenda S.A. (“Tenda”), a company that was in the process of being merged with Gafisa.  During this time, Tenda was operated on a decentralized regional basis until December 31, 2009 and has since been integrated with Gafisa and its systems and control structures have been replaced by Gafisa’s.  In addition, most of Tenda’s accounting staff was terminated.  Given the time that has passed and the attendant circumstances, the work and procedures for the reaudit, particularly in respect of Tenda, have been complicated significantly.

Due largely to these complications, PwC has been unable to obtain comfort from the Company’s systems of internal control over financial reporting, and PwC’s audit approach was directed to substantive tests of documentation.  Neither management nor PwC will be able to express any conclusion on internal controls over financial reporting.  If PwC is able to issue a report relating to the year ended December 31, 2009 it will be limited to the financial statements.

PwC will not be providing the Company with an integrated audit report.  This has been previously communicated to the staff.

In addition, the Company has been unable, to date, to locate 3 out of 585 customer sale contracts, 24 out of 711 invoices and payment receipts from suppliers and contractors and 7 out of 127 accounts payable vouchers, in each case requested by PwC.  In total the missing documentation accounts for 2.4% of the total number of sample documents requested by PwC (34 documents out of 1,423).  The Company has also been unable to satisfy requirements for alternative audit tests of detail relating to Tenda as of and for the year ended December 31, 2009.  Efforts are on-going, though prospects to locate the requested documentation are not encouraging.  All of the relevant documents relate to Tenda and are archived at a third party document storage site.  There are over 1,200 boxes for Tenda alone related to 2009, and unfortunately, the boxes are not indexed and are not in good physical condition.  Also, the Company has found documents related to 2009 in boxes for 2010, and the Company will likely need to search in all of the 2009 and 2010 boxes to locate the relevant documents requested by PwC.

The difficulties in locating the documentation – caused primarily because the systems and controls have been superseded and the 2009 Tenda accounting personnel are no longer with the Company – have caused significant and continuing delays to the audit.  The Company estimates that it may take an additional three to four months to locate the relevant documents requested by PwC.

Audit Evidence

In addition to these audit difficulties, a regrettable situation has recently arisen with respect to the falsification of audit evidence.  In summary, PwC had redesigned certain audit tests seeking to apply alternative procedures for cases in which original documentation had not been located by the Company.  For certain cases, PwC had agreed to examine letters received from vendors in reply to requests to certify that the goods or services had been provided and confirming amounts and terms of trade.  In order to secure the independence of the procedures, PwC contacted each vendor to confirm the details provided in their responses.  On December 14, 2011, PwC informed the Company that upon contacting a representative at a vendor who had allegedly signed a confirmation letter, this person denied ever having received a request and denied having signed the confirmation.  The letter was to confirm an invoice for approximately US$400.

We immediately took action through our internal audit department and concluded that one employee had falsified the confirmation letter provided to the auditor.  The Company’s Accounts Payable manager, who had allegedly personally falsified the vendor confirmation letter, was terminated on December 19, 2011 and we are considering taking legal action against him.

After identifying the falsified document, the Company has since located the original document proving execution of the service for the invoice in question.  The only two other documents that the internal audit identified as potentially falsified were subsequently confirmed by the suppliers as authentic.  Our audit committee is engaging FTI Consulting, an independent forensic audit consultant, to review the matter. The investigative consulting firm believes that its review should take about four weeks.  Senior management does not believe that the falsification of the audit evidence impacts the integrity of the books and records of the Company.

2009 Reaudit Next Steps

The Company believes that both the 2009 and 2010 audits and the 2009 20-F and 2010 20-F are substantially complete, with the exception of the examination of the pending documentation.  We believe the next steps in the audit process are as follows:

•	PwC is redesigning its 2009 audit procedures, extending audit scope and selecting new audit samples;

•	The Company will endeavor to locate the 2009 selected documentation;

•
The Company will assure the staff is satisfied that Ernst & Young Terco are independent for purposes of reissuing their audit opinion upon which PwC will need to divide responsibility on the 2008 Tenda financial statements for the two month period after the acquisition; and

•	Ernst & Young Terco will be completing their integrated audit of the 2010 consolidated financial statements.

Company Proposal to Furnish Information to Investors

The Company is anxious to meet its filing obligations with the Commission.  The Company furnished a translation to English of its 2009 and 2010 audited Brazilian GAAP annual financial statements via Form 6-K at the time these were audited.  These financial statements are not subject to amendment.  The Company believes it may be useful to investors to furnish during the week of January 9, 2012, on Form 6-K, the 2009 20-F and the 2010 20-F with unaudited financial information in the form the Company expects to file the amended 2009 20-F and 2010 20-F once the respective audit reports are available.  The 2009 20-F and 2010 20-F will be filed on the proper forms with the audit reports and relevant certifications once audited financial statements are available, which the Company believes could take three to four months.

We appreciate the staff’s ongoing efforts to assist us in these matters and we are available to discuss any questions regarding the foregoing.

*           *           *

If you have any questions or wish to discuss the foregoing, please contact me at +5511-3025-9191 or Manuel Garciadiaz of Davis Polk & Wardwell LLP at +5511-4871-8401.

Sincerely yours, /s/ Alceu Duílio Calciolari
Alceu Duílio Calciolari Chief Executive Officer Gafisa S.A.

cc:
Manuel Garciadiaz, Esq. (Davis Polk & Wardwell LLP)
Ivan Clark (PricewaterhouseCoopers Auditores Independentes, Brazil)
Catherine Samsel (PricewaterhouseCoopers, US)
Daniel Gomes Maranhão Junior (Ernst & Young Terco Auditores Indep. Soc. Simples)

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